EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq” or “Company”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Immediate Report - Private Placement of Debentures (Series 11) Through Expansion of the Series

The Company announces that further to its Immediate Report dated December 9, 2019 concerning a private placement of the Company’s Debentures (Series 11) that are traded on the “TACT Institutional” system of the Tel-Aviv Stock Exchange Ltd (“TASE”) to institutional investors (in their meaning in the TASE regulations), on December 12, 2019 requests were received from institutional investors to buy par value NIS 340 million of Debentures (Series 11), of which the Company decided to accept orders to issue 174,969,000 registered Debentures (Series 11) of par value NIS 1 each, unlinked (principal and interest) to any index (“the Private Placement”), for consideration in cash of NIS 1.018 for each NIS 1 par value Of the Debentures (Series 11) for overall consideration of NIS 178,118,442.

The Private Placement is subject to fulfillment of all the contingent conditions stipulated in the offering form that the Offerees signed, and inter alia, approval of the TASE to register the Debentures (Series 11) to be added for trading on the “TACT Institutional” system, confirmations of the qualified companies in accordance with the terms of the trust deeds of Debentures (Series 11) dated July 10, 2019 (ref. no. 2019-01-059427) (“Trust Deed”), and fulfillment of the rest of the terms of the Trust Deed in respect of expansion of the series. It should be noted that the Company complies with the provisions of the Trust Deed in respect of expansion of the series.

Debentures (Series 11) in circulation at the date of this report were first offered in a private placement to institutional investors (for additional information, see the Immediate Report dated July 10, 2019, ref. no. 2019-01-059376) in accordance with the provisions of the Trust Deed.

As of this date, the total par value of the Debentures (Series 11) in circulation is par value NIS 427,891,000, and after completion of the Private Placement, the total par value of Debentures (Series 11) will be par value NIS 602,860,000.

On December 10, 2019 Midroog Ltd. announced a rating of Aa2.il with a negative outlook, and S&P Global Ratings Maalot Ltd announced a rating of ilAA-/Negative for the Debentures (Series 11) that will be issued in the Private Placement in the amount of par value NIS 250 million by way of expansion of the Debentures (Series 11), and they left unchanged the existing rating of the Debentures (Series 11), in accordance with the terms of the Trust Deed (for further details see the Company’s Immediate Reports dated December 10, 2019, ref. nos. 2019-01-119932 and 2019-01-119938, respectively).

The additional Debentures (Series 11) that will be issued to the Offerees will be equal in all their terms and rights in all respects to the existing Debentures (Series 11) and will be deemed a single series in all respects together with the Debentures (Series 11) issued in the Private Placement and registered on the TACT Institutional system. The Trust Deed will apply to the additional Debentures (Series 11), and from their issue they shall be equal to the existing Debentures (Series 11). The additional Debentures (Series 11) will be recorded on the Company’s securities register in the name of the registration company.

The additional Debentures (Series 11) will be registered for trading on the TACT Institutional system of the TASE as stated. It should be noted that it is the Company’s intention to act to register the Company’s Debentures (Series 11) for trading on the TASE’s main board, subject to the provisions of the law, publication of a prospectus and receipt of the required permits for the purpose.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.